UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 6, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

GasLog Ltd.

File No. 001-35466 - CF#29559

_____

GasLog Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 28, 2013.

Based on representations by GasLog Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.25	through March 30, 2018
Exhibit 4.26	through March 30, 2018
Exhibit 4.27	through June 30, 2016
Exhibit 4.28	through June 30, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary